EXHIBIT 11

                               CELSION CORPORATION
                        COMPUTATION OF EARNINGS PER SHARE



                                               Six Months Ended March 31,


                                               1999                1998


Net (loss) income                          ($1,160,894)        ($1,914,181)

Net (loss) income per common share*             ($0.03)             ($0.06)

Weighted average shares outstanding         42,257,300          32,584,716


    * Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.


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